Filed Pursuant to Rule 424(b)(3)

Registration No. 333-256598

STRATEGIC STORAGE TRUST VI, INC.

SUPPLEMENT NO. 9 DATED JANUARY 31, 2025

TO THE PROSPECTUS DATED NOVEMBER 1, 2023

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust VI, Inc. dated November 1, 2023, Supplement No. 4 dated April 16, 2024 (which amended and superseded all prior supplements), Supplement No. 5 dated May 17, 2024, Supplement No. 6 dated August 7, 2024, Supplement No. 7 dated August 16, 2024, and Supplement No. 8 dated November 18, 2024. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•
the status of our public offering;
•
an update regarding our debt;
•
an update regarding our foreign currency hedge contract; and
•
our first quarter 2025 distribution authorization.

Our Offering

Pursuant to our private offering, which terminated on March 17, 2022, we sold approximately $109.2 million in Class P shares, or approximately 11.5 million Class P shares as of January 29, 2025. On March 17, 2022, our public offering was declared effective for the offering of our Class A shares, Class T shares, and Class W shares. As of October 31, 2023, we ceased offering Class A shares, Class T shares, and Class W shares in our primary offering after receiving gross offering proceeds of approximately $89.0 million in our primary offering from the sale of such shares as of January 29, 2025. On November 1, 2023, we commenced offering Class Y shares and Class Z shares in our primary offering and our distribution reinvestment plan. Effective as of August 7, 2024, the offering price for all shares sold in our primary offering and pursuant to our distribution reinvestment plan is $10.00 per share, which is equal to our estimated net asset value per share as approved and established by our board of directors.

As of January 29, 2025, we had sold approximately 4.3 million Class Y shares and 0.4 million Class Z shares for gross offering proceeds of approximately $44.2 million in our public offering from the sale of such shares. As of January 29, 2025, approximately $1.0 billion in shares remained available for sale in our public offering, including shares available pursuant to our distribution reinvestment plan.

Because all of the shares we are offering pursuant to our initial public offering will not be sold by March 17, 2025, the third anniversary of the effective date of the offering with the SEC, we elected to extend our initial public offering as permitted under applicable SEC rules. We may continue to sell shares in our initial public offering until the earlier of 180 days after the third anniversary of the effective date of our initial public offering, September 13, 2025, or the effective date of the registration statement for our follow-on offering (SEC Registration No. 333-284487), which we initially filed with the SEC on January 24, 2025. We also reserve the right to terminate our public offering at any time.

Update Regarding Our Debt

National Bank of Canada — Four Property Loan

On January 8, 2025, we, thorough certain wholly-owned subsidiaries of our operating partnership, entered into a CAD $64.0 million financing with National Bank of Canada (the “National Bank of Canada — Four Property Loan”). The National Bank of Canada — Four Property Loan is secured by first mortgages on three of our properties in the Greater Toronto Area of Ontario, Canada and our property in Edmonton, Alberta, Canada (the “Four Property Portfolio”). The proceeds of the National Bank of Canada — Four Property Loan were primarily used to repay the National Bank of Canada —Burlington Loan, the National Bank of Canada — Cambridge Loan, the National Bank of Canada — North York Loan, and the First National Loan (each as defined below and collectively referred to as the “Prior Loans”) in full and funding our interest reserve.

Pursuant to the loan agreement for the National Bank of Canada — Four Property Loan (the “Four Property Loan Agreement”), amounts outstanding under the National Bank of Canada — Four Property Loan bear an interest rate equal to the Adjusted Daily Compounded Canadian Overnight Repo Rate Average (“CORRA”), plus a CORRA adjustment of approximately 0.30%, plus 2.25%. In addition, we entered into an interest rate swap agreement with a notional amount of CAD $64.0 million, whereby CORRA is fixed at approximately 3.03% through the maturity of the National Bank of Canada — Four Property Loan. The overall interest rate of the National Bank of Canada — Four Property Loan including the impact of our interest rate hedging activities is approximately 5.58%. The National Bank of Canada — Four Property Loan has an initial term of three years, maturing on January 8, 2028. Payments under the National Bank of Canada — Four Property Loan consist of both principal and interest, calculated using a 25-year amortization, and are payable monthly.

The Four Property Loan Agreement contains a modified debt service coverage ratio and customary affirmative, negative, and financial covenants, an interest reserve requirement, agreements, representations, warranties and borrowing conditions, and events of default, all as set forth in the Four Property Loan Agreement. We serve as a full recourse guarantor with respect to the National Bank of Canada — Four Property Loan.

National Bank of Canada — Burlington Loan

On September 20, 2022, in connection with the acquisition of our property in Burlington, Ontario, Canada (the “Burlington Property”), we, through a wholly-owned subsidiary of our operating partnership, entered into a term loan with National Bank of Canada (the “National Bank of Canada — Burlington Loan”) for CAD $16.5 million, which was secured by a deed of trust on the Burlington Property. Amounts outstanding under the National Bank of Canada — Burlington Loan bore interest at a rate equal to CORRA, plus a CORRA adjustment of approximately 0.30%, plus a spread of 2.25%. In connection with the National Bank of Canada — Burlington Loan, we entered into an interest rate swap agreement with a notional amount of CAD $16.5 million, whereby the one-month Canadian Dollar Offered Rate (“CDOR”) was fixed at 4.02% through the maturity of the National Bank of Canada — Burlington Loan. The National Bank of Canada — Burlington Loan had a maturity date of September 20, 2025, and monthly payments were principal and interest, calculated using 25 year amortization. In addition, we served as a full recourse guarantor with respect to the National Bank of Canada — Burlington Loan.

On January 8, 2025, in connection with entering into the National Bank of Canada — Four Property Loan, the National Bank of Canada — Burlington Loan was repaid in full and terminated without fees or penalties.

National Bank of Canada — Cambridge Loan

On December 20, 2022, in connection with the acquisition of our property in Cambridge, Ontario, Canada (the “Cambridge Property”), we, through a wholly-owned subsidiary of our operating partnership,

entered into a term loan with National Bank of Canada (the “National Bank of Canada — Cambridge Loan”) for CAD $15.5 million, which was secured by a deed of trust on the Cambridge Property. Amounts outstanding under the National Bank of Canada — Cambridge Loan bore interest at a rate equal to the one-month CDOR, plus 2.25%. In connection with the National Bank of Canada — Cambridge Loan, we entered into an interest rate swap agreement with a notional amount of CAD $15.5 million, whereby the one-month CDOR was fixed at 3.83% through the maturity of the National Bank of Canada — Cambridge Loan. The National Bank of Canada — Cambridge Loan had a maturity date of December 20, 2025, and monthly payments were interest-only for the first four quarters, payable monthly, and payments of principal and interest, calculated using 25 year amortization, were due monthly thereafter. In addition, we served as a full recourse guarantor with respect to the National Bank of Canada — Cambridge Loan.

On January 8, 2025, in connection with entering into the National Bank of Canada — Four Property Loan, the National Bank of Canada — Cambridge Loan was repaid in full and terminated without fees or penalties.

National Bank of Canada — North York Loan

On January 31, 2023, in connection with the acquisition of our property in North York, Ontario, Canada (the “North York Property”), we, through a wholly-owned subsidiary of our operating partnership, entered into a term loan with National Bank of Canada (the “National Bank of Canada — North York Loan”) for CAD $25.0 million, which was secured by a deed of trust on the North York Property. Amounts outstanding under the National Bank of Canada — North York Loan bore interest at a rate equal to the one month CDOR, plus 2.40%. In connection with the National Bank of Canada — North York Loan, we entered into an interest rate swap agreement with a notional amount of CAD $25.0 million, whereby the one-month CDOR was fixed at 3.79% through the maturity of the National Bank of Canada — North York Loan. The National Bank of Canada — North York Loan had an initial term of two years, maturing on January 31, 2025. The National Bank of Canada — North York Loan was interest-only for the first year, payable monthly, and payments of principal and interest, calculated using a 25 year amortization, were due monthly thereafter.

On January 8, 2025, in connection with entering into the National Bank of Canada — Four Property Loan, the National Bank of Canada — North York Loan was repaid in full and terminated without fees or penalties.

First National Loan

On May 19, 2023, we, through a wholly-owned subsidiary of our operating partnership, entered into a term loan with First National Financial LP (the “First National Loan”) for approximately CAD $8.8 million. The First National Loan is secured by a deed of trust on our property located in Edmonton, Alberta, Canada. Amounts outstanding under the First National Loan bore a floating rate equal to the Royal Bank of Canada Prime Rate, plus 1.90%. The First National Loan had an initial term of two years and an initial maturity date of June 1, 2025. Payments under the First National Loan were interest-only and payable monthly.

On January 8, 2025, in connection with entering into the National Bank of Canada — Four Property Loan, the First National Loan was repaid in full and terminated without fees or penalties.

Update Regarding Our Foreign Currency Hedge Contract

On December 22, 2023, we entered into a foreign currency hedge contract (the “2023 Hedge Contract”) with BMO Capital Markets (“BMO”) in the form of a CAD put/USD call option in order to hedge foreign currency exposure related to our net investment in subsidiaries that hold properties we acquired in Canada. The 2023 Hedge Contract had a notional amount of CAD $200.0 million, a duration of 12 months with a settlement date of December 20, 2024, and a strike of 1.3900 USD-CAD.

On December 20, 2024, we entered into a new foreign currency hedge contract (the “2024 Hedge Contract”) with BMO. In connection with our entry into the 2024 Hedge Contract, we net settled the 2023 Hedge Contract and rolled the proceeds into the 2024 Hedge Contract, net settling the 2024 Hedge Contract premium of approximately $4.5 million. Similar to the 2023 Hedge Contract, the 2024 Hedge Contract is in the form of a CAD put/USD call option in order to hedge foreign currency exposure related to our net investment in subsidiaries that hold properties we acquired in Canada. The 2024 Hedge Contract has a notional amount of CAD $200.0 million, a duration of 12 months with a settlement date of December 19, 2025, and a strike of 1.4005 USD-CAD.

First Quarter 2025 Distribution Authorization

On December 20, 2024, our board of directors declared a daily cash distribution in the amount of approximately $0.001698 per day per share on the outstanding shares of common stock payable to Class A, Class T, Class W, Class P, Class Y and Class Z stockholders of record of such shares as shown on our books as of the close of business on each day of the period commencing on January 1, 2025 and ending March 31, 2025. In connection with this distribution, stockholders who hold Class T and Class Y shares will be paid an amount equal to $0.001698 per day per share less the stockholder servicing fee payable per share per day, and stockholders who hold Class W shares and Class Z shares will be paid an amount equal to $0.001698 per day per share less the dealer manager servicing fee payable per share per day. Such distributions payable to each stockholder of record during a month will be paid the following month.